August 23, 2010

Submitted on EDGAR under "CORRESP"

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:          Rentrak Corporation
Form 10-K for the Fiscal Year Ended March 31, 2010
Filed on June 14, 2010
File No. 000-15159

Dear Mr. Shenk:

We received your letter dated August 19, 2010, with SEC staff comments on the subject report.  I am writing to confirm that, as discussed between members of your staff and our outside securities counsel, Miller Nash LLP, we will provide our response to the staff comment letter on or before September 21, 2010.  We are requesting the additional time due to schedule and vacation conflicts over the next few weeks that affect both myself and members of the company's senior accounting staff.

Thank you for your consideration.